Exhibit 99.2


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Contact: Investor Relations:    Cheryl Schneider / Shannon Moody / Kiron Bloom
         Press:   Michael McMullan
                  Morgen-Walke Associates
                  212-850-5600


         HAPPY KIDS INC. ANNOUNCES PROPOSAL FROM H.I.G. CAPITAL, L.L.C.


      New York, NY (July 12, 1999). Happy Kids Inc., a New York corporation (the "Company" or "Happy Kids") (Nasdaq NM: HKID) today announced that its Board of Directors (the "Board") received for consideration a proposal from H.I.G. Capital, L.L.C., a private investment firm ("HIG"), to recapitalize the Company in a going-private transaction (the "Proposal"). Pursuant to the Proposal, HIG has offered to purchase the Company's publicly-held common stock, $0.01 par value (the "Common Stock"), for $11.50 per share and to purchase certain of the shares of Common Stock held by the Company's majority shareholders, consisting of Messrs. Jack M. Benun, Mark J. Benun and Isaac Levy (the "Majority
Shareholders"). The Majority Shareholders, who currently own 74.69% of the Company's current shares outstanding, have agreed to support the Proposal and will maintain an active role in the future management and direction of the
Company. The Board has formed a special committee, consisting of its two independent directors, Messrs. Marvin Azrak and Stephen I. Kahn (the "Special Committee"), to evaluate the Proposal. The Proposal is subject to the recommendation of the Special Committee and, if so recommended, will be submitted to the Company's shareholders for their approval.

      Happy Kids is a New York-based designer and marketer of custom-designed, licensed and branded children's apparel. The Company's major licenses include; "B.U.M. Equipment," "AND 1," "World Wrestling Federation," Nickelodeon's "Rugrats," National Football League, National Basketball Association, Major League Baseball and National Hockey League, as well as certain Warner Brothers' properties, such as Looney Tunes, and Saban's Power Rangers, among other licenses. Happy Kids' clothing line includes knit and woven tops, bottoms, overalls, swimwear and outerwear, playwear and activewear for newborns, infants, toddlers, boys and girls.

      HIG, with over $500 million of capital under management, has a significant interest in over 20 companies operating in a number of industries, with aggregate revenues in excess of $2 billion.

      Certain matters discussed in this press release are "forward-looking statements" (statements which are not historical) made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Happy Kids' actual results could differ materially from those expressed or indicated by forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, dependence on license agreements, dependence on private label relationships, dependence on contract manufactures, reliance on key customers, dependence on access to credit facilities, risks associated with significant growth, competition, seasonality of sales, cyclicality and trends in the apparel industry, import restrictions and other risks associated with international business, and other factors not within the Company's control. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission.
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